July 26, 2013

Filed via EDGAR

Ms. Sharon M. Blume
Assistant Chief Accountant
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Enterprise Financial Services Corp
Form 10-K for the Fiscal Period Ended December 31, 2012
Filed March 15, 2013
File No. 001-15373

Dear Ms. Blume:

This letter sets forth the responses of Enterprise Financial Services Corp (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in regard to the above referenced filing. The Staff's comments were provided to the Company in a letter dated July 16, 2013. For convenient reference, we have listed below the Staff's comments in italics followed by our related response for each item.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income, page 22

1.
Please tell us and revise in future filings, to disclose the impact of the accretion associated with the FDIC acquired loans, in both dollar terms and in margin percentage, on net interest income for the periods presented.

Response 1: The Company proposes adding the following disclosure of its interest income and yield on FDIC acquired loans to its Form 10-K. Additionally, in its second quarter Form 10-Q, the Company will has also begin adding disclosure of Core net interest margin, similar to what is provided in its quarterly earnings releases. The Company believes the Core net interest margin is an important measure of our financial performance even though it is a non-GAAP measure. The Company will provide all necessary non-GAAP disclosures in future filings (see the disclosure in Appendix 1 to be included in our June 30, 2013 Form 10-Q.) Additionally, the Company refers the Staff to our Average Balance Sheet table on page 24 of our Form 10-K which discloses the dollar amount of interest income earned on FDIC acquired loans and their related average yield for all periods presented.

Revised Disclosure 1:

For the year ended December 31, 2012, the tax-equivalent net interest rate margin was 4.94%, compared to 4.12% in the same period of 2011. The increase in the margin was primarily due to better earning asset mix, higher yields on Covered assets, and lower funding costs. For the year ended December 31, 2012 interest income of $55.7 million was recorded for Covered loans, as compared to $32.9 million in the same period of 2011. The increase in interest income on Covered loans was primarily due to a full year of results from the Company's FNBO acquisition. The average yield on Covered loans was 22.87% for the year ended December 31, 2012 as compared to 14.17% in the same period of 2011. The increase in the average yield on Covered loans was due to additional accelerations of cash flows on loans, as well as lower loan loss rate assumptions. For the year ended December 31, 2012, the Core net interest margin was 3.57% as compared to 3.49% for 2011 due to improvement in our earning asset mix and lower funding costs. These factors were partially offset by declines in our earning asset yields. The Core net interest margin includes the contractual interest on Covered loans, but excludes the incremental accretion income on these loans. The Company believes the Core net interest margin is an important measure of our financial performance even though it is a non-GAAP measure. Included in this MD&A is a reconciliation of net interest margin to Core net interest margin. The Average Balance Sheet and Rate/ Volume sections following contain additional information regarding our net interest income.

For the year ended December 31, 2011, the tax-equivalent net interest rate margin was 4.12% compared to 3.76% for 2010. The net interest margin was favorably impacted by lower deposit costs and the net interest income generated by the loans acquired in the Legacy and FNBO acquisitions. For the year ended December 31, 2011 interest income of $32.9 million was recorded for Covered loans, as compared to $10.9 million in the same period of 2010. The increase in interest income on Covered loans was primarily due to a full year of results for the Company's Legacy and Home National acquisitions, as well as a partial year of results for the Company's FNBO acquisition. The average yield on Covered loans was 14.17% for the year ended December 31, 2011 as compared to 15.35% in the same period of 2010. For the year ended December 31, 2011, the Core net interest margin was 3.49% as compared to 3.51% for 2010.

Item 8. Notes to Consolidated Financial Statements

Note 7 - Portfolio Loans Covered by Loss Share, page 88

2.
For each reporting period presented, please provide us with and revise future filings, to include a rollforward of loans accounted for under ASC 310-30 which reconciles the contractual receivable to the carrying amount. The revised disclosure should also include disaggregated information pertaining to your nonaccretable yield.

Response 2: The Company proposes the following revised disclosure replacing the Changes in the accretable yield rollforward included in Note 7 of its Form 10-K. The Company also confirms to showing the data for all periods presented in future filings. Due to a system conversion, we cannot provide the requested disaggregated information for the period ended December 31, 2011 without undue effort.

Revised Disclosure 2:

The following table is a rollforward of Covered loans, net of the allowance for loan losses, for the year ended December 31, 2012:

(In thousands)	Contractual Cashflows	Less: Non-accretable Difference	Less: Accretable Yield	Carrying Amount
Balance at January 1, 2012	$618,791	$256,481	$63,335	$298,975
Principal reductions and interest payments	(90,011)	—	—	(90,011)
Accretion of loan discount	—	—	(29,673)	29,673
Changes in contractual and expected cash flows due to remeasurement	(1,822)	(72,454)	62,059	8,573
Reductions due to disposals	(139,992)	(65,400)	(16,953)	(57,639)
Balance at December 31, 2012	$386,966	$118,627	$78,768	$189,571

3.	For each reporting period presented, please provide us with and revise future filings to include a tabular format a rollforward of the FDIC Loss Share Receivable.

Response 3: Beginning with the first quarter 2013 Form 10-Q, the Company began providing additional disclosure in MD&A regarding the changes in the FDIC loss share receivable reflected in income. Reference is made to page 38 of the Form 10-Q filed on May 3, 2013 under the heading Noninterest Income- Change in FDIC loss share receivable. In response to the Staff's comment the Company also proposes adding the following disclosure in Note 7 of its Form 10-K:

Revised Disclosure 3:

A summary of activity in the FDIC loss share receivable for the years ended indicated below is as follows:

(In thousands)	December 31, 2012	December 31, 2011
Balance at beginning of period	$184,554	$87,792
Adjustments not reflected in income:
Established through acquisitions	—	126,440
Cash received from the FDIC for covered assets	(91,641)	(41,415)
Cash received from the FDIC for acquisitions	(12,544)	—
FDIC reimbursable losses, net	(4,025)	15,231
Adjustments reflected in income:
(Amortization) accretion, net	(15,376)	892
Loan impairment	11,242	2,442
Reductions for payments on covered assets in excess of expected cash flows	(10,735)	(6,828)
Balance at end of period	$61,475	$184,554

Signature Page, page 127

4.
In future filings, please identify the principal accounting officer or controller pursuant to General Instruction D(2)(a) to Form 10-K. In addition, Mr. Sanfilippo must sign the Form 10-K in his capacity as Chief Financial Officer, rather than only signing the Form 10-K on behalf of the Company.

Response:

The Company confirms that in future filings, it will revise the signature page to identify the principal accounting officer or controller. At the time of the filing of the Form 10-K for the year ended December 31, 2012, Mr. Sanfilippo was acting as both the principal financial officer and the principal accounting officer of the Company. In addition, the Company confirms that in future 10-K filings it will revise the format of the signature page to clarify that each of the Company's principal executive officer, principal financial officer and controller or principal accounting officer are also signing in his or her capacity as such.

In connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me or Mark Ponder, our Senior Vice President and Controller at (314) 725-5500 if you have any questions concerning this letter or if we can provide you with any additional information which will facilitate your review of these filings.

Sincerely,

/s/ Frank H. Sanfilippo
Frank H. Sanfilippo, Chief Financial Officer

Cc:    Peter Benoist, Chief Executive Officer, EFSC
Tim Kersey, Deloitte & Touche LLP
J. Mark Klamer, Bryan Cave LLP
Mark Ponder, Senior Vice President and Controller, EFSC

Appendix 1
Use of Non-GAAP Financial Measures:
The Company's accounting and reporting policies conform to generally accepted accounting principles ("GAAP") in the U.S. and the prevailing practices in the banking industry. However, the Company provides other financial measures, such as Core net interest margin, in this filing that are considered “non-GAAP financial measures.” Generally, a non-GAAP financial measure is a numerical measure of a company's financial performance, financial position or cash flows that exclude (or include) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP.
The Company believes these non-GAAP financial measures and ratios, when taken together with the corresponding U.S. GAAP measures and ratios, provide meaningful supplemental information regarding the Company's performance and capital strength. The Company's management uses, and believes that investors benefit from referring to, these non-GAAP measures and ratios in assessing the Company's financial and operating results and related trends and when planning and forecasting future periods. However, these non-GAAP measures and ratios should be considered in addition to, and not as a substitute for or preferable to, ratios prepared in accordance with U.S. GAAP. The Company has provided a reconciliation of, where applicable, the most comparable GAAP financial measures and ratios to the non-GAAP financial measures and ratios, or a reconciliation of the non-GAAP calculation of the financial measure.
The Company believes that Core net interest margin is an important measure of our financial performance, even though it is a non-GAAP financial measure, because it provides supplemental information by which to evaluate the impact of excess Covered loan accretion on the Company's net interest margin and the Company's operating performance on an ongoing basis, excluding such impact. The table below reconciles Core net interest margin to the most comparable number under U.S. GAAP.

Net Interest Margin to Core Net Interest Margin

(In thousands)	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Net interest income (fully tax equivalent)	$33,841	$34,473	$71,263	$65,445
Less: Incremental accretion income	(8,491)	(8,567)	(19,854)	(13,846)
Core net interest income	$25,350	$25,906	$51,409	$51,599

Average earning assets	$2,858,701	$2,881,915	$2,917,054	$2,879,582
Reported net interest margin	4.75%	4.81%	4.93%	4.57%
Core net interest margin	3.56%	3.62%	3.55%	3.60%